Exhibit 99.1
Annual Highlights 2022 Integrate Advance Strengthening connections through transformation & growth

Strengthening connections through transformation & growth

Strengthening connections through transformation & growth TABLE OF CONTENTS President&CEO – Shareholder Letter 4 Lead&Guide – C&N Leadership 8 Dollars&Sense – C&N Financial Profile 10 Quarterly Share Data Operations Comparisons End of Period Balances Consolidated Financial Data C&N Wealth Management Awards&Recognition 16 Honor&Remember 21 Community&Commitment 20

Dear Shareholder, Welcome to the 2022 edition of C&N’s Annual Highlights. Each year, we use this report as an opportunity to reflect on the prior year and share with you the achievements we’ve made along the way. As we look back on the last 12 months, a guiding principle that has been consistent across our organization is “connection.” The connections we have with our customers, our teammates, our communities, and our shareholders are what drive our mission of “Creating value through lifelong relationships,” and collectively enable us to deliver robust financial results and customized solutions year after year. C&N posted net income of $26.6 million or $1.71 per share in 2022, compared to $30.6 million or $1.92 per share in 2021. While there were a variety of factors that influenced these results, our strong fundamentals were in clear view as growth in all regions substantially offset the headwinds of higher interest rates, volatile equity markets, and inflation that significantly impacted both revenues and expenses. As a reflection of the company’s ongoing strength, cash dividends to shareholders increased from $1.11 per share in 2021 to $1.12 per share during 2022, producing a yield of 4.90% on the year-end share price of $22.86. Solid loan and deposit growth during the year drove an increase of $5.2 million in net interest income despite a decrease in PPP revenues of $5.6 million. The net interest margin reached 3.77% compared to 3.69% in 2021 reflecting the benefit of rising interest rates on asset yields relative to the cost of funds. The Federal Reserve’s commitment to taming inflation by rapidly increasing rates had a major impact on revenue from the sale of mortgage loans, which dropped by $2.7 million, or nearly 78%. Overall wealth management (Trust, Brokerage & Insurance) revenues increased modestly despite a decline of nearly 20% in the S&P 500 index, a key indicator of broad market performance. Noninterest expenses increased by $5.5 million, or 8.8%, through the combination of the higher cost of talent and ongoing investments in technology. Finally, the loan loss provision increased $3.6 million, or 98%, from 2021 primarily due to losses related to a single credit relationship. Overall credit quality remained strong throughout the year. The company’s financial performance and risk profile have been resilient through the recent volatility, a nod to the expertise and collaboration of our commercial, retail, mortgage, treasury, and wealth management business lines and the related diverse revenue streams. As the impact of continued rate increases takes hold, many economists are forecasting a recession. Combined with the war in Ukraine, political division in the United States 04 | President CEO President CEO Photo taken by Donald Biresch, Ottsville, PA | 2023 Calendar Contest Winner

President CEO | 05 and a challenging regulatory mindset, the overall operating environment is demanding and not expected to relent as we turn the calendar to 2023. Nevertheless, through investments in people and technology, C&N advanced on multiple fronts in 2022 and our year of “transformation” saw fostered connections evolve into opportunities for value. Branches&Roots In a personal sense, we’ve all experienced the journey any given relationship takes – it starts with an initial point of contact where a connection is established. When you’re a C&N customer, that point of connection could be striking up a conversation with a personal banker at your local C&N office or logging in to your mobile banking app when you’re on the go. Wherever the connection is made, we want it to be memorable and set the foundation for a strong relationship. That’s why, over the past year, we’ve been refining the ways we can make our connections - whether in-person or digital - more integrated, seamless, and customized. While this first connection is undoubtedly important, staying connected takes time, work, and commitment, and over the course of the last few years, we have had to rethink how it’s done. With the recent remodeling across our branch network almost complete, we have realigned the banking space from being purely transactional to being a place where our clients can engage in deeper discussion with our teams. Relaxed conversation spaces rather than teller lines now take center stage, supporting the exchange of thoughtful dialogue to reach helpful solutions. We’ve paired our service-first approach with enhanced training opportunities for our teammates. With the introduction of our Client Engagement Blueprint, we are equipping C&N experts to engage customers in meaningful business relationships, instead of simply teaching transactional processes. Additionally, we have a dedicated group of teammates led by our Customer Experience Coordinator, to leverage feedback from customers and teammates and identify and solve areas of friction along the customer journey. By listening to our customers and recognizing their needs, our teams are taking “connection point” opportunities to make banking smoother and offer the right solution for each unique need. Our Home Equity Line&Lock, rolled out last March, offers homeowners an extended draw period and flexible loan term so they can continue to invest in their homes while securing a competitive interest rate. This is a good option for homeowners needing flexibility in scheduling their improvements or additions. In November, we introduced our 14-month EZ Access Flex CD in response to the rapid increase in market interest rates. This product is an example of how our teammates recognized an opportunity to offer a timely investment option to bring even more value to our customers’ assets. Another area where intentional connections and thoughtful conversations are yielding results is in our Wealth Management team. With the addition of EVP Chief Wealth Management Officer Matthew Bower early last year, the wealth team is better positioned to make substantial gains in 2023. In its 62nd year and with over $1 billion in assets under management, C&N Wealth Management will continue to provide tailored investment advice and wealth planning solutions through its client-focused and transparent approach. Our mortgage teams have a history of bringing value to our customers through specialized lending products. The EcoEquity home improvement loan, launched in the fourth quarter of 2022,

06 | President CEO continued this tradition by offering a solution for clients to finance their residential solar, wind, or geothermal home improvements. Other niche financing options will be a focus in 2023, including our medical professional, first-time homebuyer and zero down payment mortgages. Additionally, we’re making the closing process more seamless with E-closings and are preparing to launch the same convenient online experience for our home equity loans. These cumulative efforts to improve all these solutions, while never complete or “done,” align with our mission to create value for customers. Our business model is designed to expand and deepen relationships with those in long-standing markets and our recent moves into southeastern and southcentral Pennsylvania provide substantial opportunities for new connections that will drive future growth as well. Technology&Data As the shift to increasingly digital platforms accelerates, connecting with our customers via mobile and desktop apps has become the norm. I am proud to say that the ways in which our teams adapted our relationship-based model to our technological offerings has created new opportunities to deliver value through convenient and competitive solutions. To thrive and advance C&N in times of technological change, our team has assumed the role of proactive change agents. Enhancements to our mobile banking app, introduced in November, gives users an even more seamless digital experience with conveniently located navigation buttons and the option for an “instant balance” display. We’ve also bolstered our lending capabilities through a lending partnership with Upstart and a forthcoming lending platform for small businesses which will streamline the lending process for our commercial clients. With a commitment to fostering digital innovation and delivering scalable solutions, the C&N Technology team has also been hard at work behind the scenes transforming our data management capacity, automating key digital workflows, integrating systems and platforms, and enabling safe migration to cloud-based platforms. These projects are just a cross-section of the numerous initiatives that have allowed us to improve internal productivity this year, empowering our teams to perform their roles while serving our customers even more efficiently, and preparing C&N for future growth. Teams&Culture We’re thankful for achievements in so many areas, but success could not have been realized without our incredible teammates. The level of ingenuity, determination and dedication

President CEO | 07 across this organization is second-to-none as demonstrated by the overwhelming involvement in our Giving Back, Giving Together (GBGT) community fundraising program. Last May, we closed our Children & Youth campaign, netting over $85,000 in donations for our local children’s services. Since June, our teams have continued to show unfailing support for their communities raising just over $70,000 (and counting!) for 34 Local Emergency Services organizations across the C&N footprint. It is through these community connections that C&N continues to deliver on its mission of “creating value through lifelong relationships.” The drive to live out our values extends to strategic integration. As we continue to enhance our relationship-based business model, C&N’s Leadership Team has been pressing forward plans to equip teammates with productive tools, resources and systems. Shelley D’Haene, our Chief Digital Channels and Payments Officer, announced her plans to retire in January of 2023. During the 23 years she dedicated to C&N, Shelley’s leadership and engagement made a lasting contribution to our growth and support service. Most importantly, she was a strong voice of support for our people and culture. Shelley provided excellent transitional support and guidance to Alex Balagour, our Chief Information Officer, as he assumed leadership for C&N’s Operations, Client Care Center and Technology departments. We wish her well in retirement. We continue to make adjustments designed to align our structure with our strategy, including the reorganizing our Talent Development team, which is focused on attracting and retaining high-performing teammates and strengthening our workplace culture. Collectively, these efforts create a set of integrated functions and systems that will empower our teams to serve – both internally and externally – with greater efficiency. As we enter our 159th year, C&N is positioned to pursue exciting opportunities amid a challenging economic, competitive, and regulatory environment. We know from experience that the only constant is change and, as we continue to write the C&N story, we’re committed to steadily building and maintaining meaningful relationships that will stand the test of time and create long-term value for our shareholders. Thank you for your ongoing support and we look forward to continuing our connection with you in the year ahead. J. Bradley Scovill President & CEO Our Core Values Client-Focus Consider your customer in everything you do. Excellence Do your best. Every day. Every time. Integrity Do the right thing when no one is looking. Responsibility & Accountability Work like you own it. Teamwork Together we are stronger. Respect Value one another. Have Fun! Work hard! Play hard! WIN! Photo taken by Jason Robson, Knoxville, PA | 2023 Calendar Contest Winner

08 | Lead Guide Lead Guide Mark A. Hughes Treasurer Skye L. Mahosky Corporate Secretary J. Bradley Scovill President & CEO CORPORATE OFFICERS Alex Balagour EVP & Chief Information Officer Matthew Bower EVP & Chief Wealth Management Officer Shelley L. D’Haene EVP & Chief Digital Channels & Payments Officer Stan R. Dunsmore EVP & Chief Credit Officer Hal F. Hoose, III EVP & Chief Revenue Officer Mark A. Hughes EVP & Chief Financial Officer John M. Reber EVP & Chief Risk Management Officer Thomas L. Rudy, Jr. EVP & Chief Delivery Officer Blair T. Rush EVP & Regional President J. Bradley Scovill President & CEO Tracy E. Watkins EVP & Chief Human Resource Officer EXECUTIVE TEAM We are grateful to our Board of Directors & Advisory Board members for lending their expertise to further the mission of C&N and for providing us with valuable insight into the communities we serve. Photo taken by Jeff Hoodak, Dushore, PA | 2023 Calendar Contest Winner

Lead Guide | 09 North Region John A. Abplanalp Evan R. Barnes Brian A. Bicksler Casandra K. Blaney James A. Bowen Krystle R. Bristol Laura C. Cimino Lawrence J. Connolly Warren J. Croft Matthew S. DeCamp David Mark Errick John M. Estep Byron Farnsworth Zachary R. Gates Brandon E. Hackett Mark R. Howe John S. Johnston John C. Kenyon Joseph R. Kightlinger Taunya Knolles Rosenbloom J. Wesley Kocsis Dr. Stephen D. Laudermilch Danielle M. Lee Scott E. Lewis Kimberly J. Mastrantonio David C. Murdock Mary C. Owlett Jeffrey B. Paul Lori J. Reed Damian M. Rossettie William B. Saxe Eric Schoonover Andrea F. Streich Mark W. Smith Edwin W. Tompkins, III Ray E. Wheeland Andrew R. Wilcox Northcentral Region Robert T. Beiter Stanley Cary John M. Confer Andrew Girio Daniel K. Mathers Benjamin Meckbach Jeffrey M. Patterson Tyler L. Rhone David A. Schall Allison Staiman Melissa M. Young Southcentral Region Thomas K. Baughman Matthew R. Doran Nicholas E. Hauck Ryan A. Myers Alex E. Snyder Southeast Region Carolina Cabrera DiGorgio Glenda R. Childs Linda J. Kilroy Daniel Paul Marrazzo Karen J. Miller Louis Quattrocchi Gary B. Rubin Michael J. Rush Irving N. Stein David E. Thompson James Watts ADVISORY BOARD Terry L. Lehman, CPA Chairman, Retired Certified Public Accountant Stephen M. Dorwart, CPA Fischer Dorwart, P.C. Susan E. Hartley Attorney at Law Bobbi J. Kilmer Retired President & CEO, Claverack Rural Electric Leo F. Lambert Former President/ GM Fitzpatrick & Lambert, Inc. Robert G. Loughery President, Nehemiah Development Company Frank G. Pellegrino Owner & Developer, Carlton Associates, LLC Helen S. Santiago, CPA LaBarr and LaBarr Timothy E. Schoener VP & CIO, UPMC Pinnacle J. Bradley Scovill President & CEO, C&N Katherine W. Shattuck Consultant, Senior Client Partner, Korn Ferry Aaron K. Singer President & CEO, Metalkraft Industries, Inc. BOARD OF DIRECTORS

10 | Awards Recognition Dollars Sense Photo taken by Mackenzie Johnston, Wellsboro, PA | 2023 Calendar Contest Winner 2022 QUARTERLY SHARE PRICE DATA $30.00 $20.00 $10.00 $0.00 First Quarter Second Quarter Third Quarter Fourth Quarter High Low 2022 High Low Dividend Declared per Quarter 2021 High Low Dividend Declared per Quarter First quarter $27.50 $23.82 $0.28 First quarter $24.99 $18.98 $0.27 Second quarter 25.20 23.21 0.28 Second quarter 25.69 23.00 0.28 Third quarter 25.77 23.29 0.28 Third quarter 25.97 23.73 0.28 Fourth quarter 25.20 22.67 0.28 Fourth quarter 27.99 24.52 0.28

DOLLARS&SENSE | 11

FIVE-YEAR SUMMARY

Operations Comparison

DILUTED EARNINGS PER SHARE

(In Thousands)


$2.10
$1.75
$1.40
$1.05
$0.70
$0.35
$0.00
2022
2021
2020
2019
2018

CASH DIVIDENDS DECLARED PER SHARE


$1.20
$1.00
$0.80
$0.60
$0.40
$0.20
$0.00
2022
2021
2020
2019
2018

INCOME STATEMENT (In Thousands)	2022	2021	2020	2019	2018
Interest and dividend income	$92,647	$84,501	$77,160	$64,771	$50,328
Interest expense	9,519	6,562	9,595	10,283	4,625
Net interest income	83,128	77,939	67,565	54,488	45,703
Provision for loan losses	7,255	3,661	3,913	849	584
Net interest income after provision for loan losses	75,873	74,278	63,652	53,639	45,119
Noninterest income excluding securities gains	24,412	25,857	24,344	19,284	18,597
Net gains on available-for-sale debt securities	20	24	169	23	2,033
Loss on prepayment of borrowings	0	0	1,636	0	0
Merger-related expenses	0	0	7,708	4,099	328
Noninterest expense excluding loss on prepayment of borrowings and merger-related expenses	67,955	62,472	55,609	45,438	39,158
Income before income tax provision	32,350	37,687	23,212	23,409	26,263
Income tax provision	5,732	7,133	3,990	3,905	4,250
Net income	$26,618	$30,554	$19,222	$19,504	$22,013
Net income attributable to common shares	$26,381	$30,313	$19,106	$19,404	$21,903

PER COMMON SHARE DATA	2022	2021	2020	2019	2018
Basic earnings per share	$1.71	$1.92	$1.30	$1.46	$1.79
Diluted earnings per share	$1.71	$1.92	$1.30	$1.46	$1.79
Cash dividends declared per share	$1.12	$1.11	$1.08	$1.18	$1.08
Book value per common share at period-end	$16.07	$19.13	$18.84	$17.82	$16.02
Tangible book value per common share at period-end	$12.50	$15.58	$15.30	$15.66	$15.05
Weighted average common shares outstanding - basic	15,455,432	15,765,639	14,743,386	13,298,736	12,219,209
Weighted average common shares outstanding - diluted	15,458,531	15,771,955	14,747,048	13,321,559	12,257,368

12 | Dollars Sense FIVE-YEAR SUMMARY End of Period Balances $1,700,000 $1,500,000 $1,300,000 $1,100,000 $900,000 $700,000 $500,000 GROSS LOANS (In Thousands) $2,400,000 $2,000,000 $1,600,000 $1,200,000 $800,000 $400,000 $0 TOTAL ASSETS (In Thousands) END OF PERIOD BALANCES (In Thousands) 2022 2021 2020 2019 2018 Available-for-sale debt securities $498,033 $517,679 $349,332 $346,723 $363,273 Gross loans 1,740,040 1,564,849 1,644,209 1,182,222 827,563 Allowance for loan losses 16,615 13,537 11,385 9,836 9,309 Total assets 2,454,307 2,327,648 2,239,100 1,654,145 1,290,893 Deposits 1,997,593 1,925,060 1,820,469 1,252,660 1,033,772 Borrowings, senior notes, and subordinated debt 181,781 77,555 91,183 144,847 48,768 Stockholders' equity 249,325 301,405 299,756 244,452 197,368 Accumulated other comprehensive (loss) income (49,878) 5,026 11,795 3,691 (4,170) Common shares outstanding 15,518,819 15,759,090 15,911,984 13,716,445 12,319,330 AVERAGE BALANCES (In Thousands) 2022 2021 2020 2019 2018 Total assets $2,372,788 $2,319,234 $2,009,825 $1,540,469 $1,276,140 Earning assets 2,240,199 2,145,475 1,856,487 1,437,993 1,205,429 Gross loans 1,628,094 1,596,756 1,445,098 1,057,559 822,346 Deposits 1,980,412 1,905,400 1,586,409 1,213,687 1,027,831 Stockholders' equity 265,093 301,226 273,351 229,446 187,895 2022 2021 2020 2019 2018 2022 2021 2020 2019 2018

DOLLARS&SENSE | 13

FIVE-YEAR SUMMARY

End of Period Balances

DEPOSITS
(In Thousands)


$2,100,000
$1,800,000
$1,500,000
$1,200,000
$900,000
$600,000
0
2022
2021
2020
2019
2018

STOCKHOLDERS' EQUITY
(In Thousands)


$350,000
$300,000
$250,000
$200,000
$150,000
$100,000
$0
2022
2021
2020
2019
2018

KEY RATIOS	2022	2021	2020	2019	2018
Return on average assets	1.12%	1.32%	0.96%	1.27%	1.72%
Return on average equity	10.04%	10.14%	7.03%	8.50%	11.72%
Average equity to average assets	11.17%	12.99%	13.60%	14.89%	14.72%
Net interest margin (1)	3.77%	3.69%	3.69%	3.86%	3.90%
Efficiency (2)	62.48%	59.54%	59.87%	60.73%	59.69%
Cash dividends as a % of diluted earnings per share	65.50%	57.81%	83.08%	80.82%	60.34%
Tier 1 leverage	10.11%	10.53%	10.34%	13.10%	14.78%
Tier 1 risk-based capital	13.43%	15.22%	15.58%	19.19%	23.24%
Total risk-based capital	15.72%	18.21%	17.49%	20.70%	24.42%
Tangible common equity/tangible assets	8.08%	10.81%	11.15%	13.22%	14.50%
Nonperforming assets/total assets	1.04%	0.94%	1.10%	0.80%	1.37%
Nonperforming loans/total loans	1.46%	1.36%	1.42%	0.88%	1.94%
Allowance for loan losses/total loans	0.95%	0.87%	0.69%	0.83%	1.12%
Credit adjustment on purchased non-impaired loans and allowance for loan losses as a % of total loans and the credit adjustment	1.06%	1.08%	1.05%	0.93%	1.12%
Net charge-offs/average loans	0.26%	0.09%	0.16%	0.03%	0.02%

(1) Rates of return on tax-exempt securities and loans are calculated on a fully taxable equivalent basis.

(2) The efficiency ratio is calculated by dividing: (a) total noninterest expense excluding merger-related expenses and losses from prepayment of debt, by (b) the sum of net interest income (including income from tax-exempt securities and loans on a fully taxable equivalent basis) and noninterest income excluding securities gains or losses.

14 | DOLLARS&SENSE

QUARTERLY CONSOLIDATED FINANCIAL DATA

The following table presents summarized financial data for 2022 & 2021

2022 (In Thousands Except Per Share Data) (Unaudited)	1ST QUARTER MAR. 31	2ND QUARTER JUNE 30	3RD QUARTER SEPT. 30	4TH QUARTER DEC. 31
Interest income	$21,773	$21,309	$23,710	$25,855
Interest expense	1,441	1,684	2,831	3,563
Net interest income	20,332	19,625	20,879	22,292
Provision for loan losses	891	308	3,794	2,262
Net interest income after provision for loan losses	19,441	19,317	17,085	20,030
Other income	5,821	6,830	5,651	6,110
Net gains (losses) on available-for-sale debt securities	2	(1)	20	(1)
Other expenses	16,886	17,039	17,443	16,587
Income before income tax provision	8,378	9,107	5,313	9,552
Income tax provision	1,483	1,618	858	1,773
Net income	$6,895	$7,489	$4,455	$7,779
Net income attributable to common shares	$6,835	$7,419	$4,416	$7,711
Net income per share – basic	$0.44	$0.48	$0.29	$0.50
Net income per share – diluted	$0.44	$0.48	$0.29	$0.50

2021 (In Thousands Except Per Share Data) (Unaudited)	1ST QUARTER MAR. 31	2ND QUARTER JUNE 30	3RD QUARTER SEPT. 30	4TH QUARTER DEC. 31
Interest income	$21,754	$20,428	$21,073	$21,246
Interest expense	1,671	1,747	1,614	1,530
Net interest income	20,083	18,681	19,459	19,716
Provision for loan losses	259	744	1,530	1,128
Net interest income after provision for loan losses	19,824	17,937	17,929	18,588
Other income	6,782	6,300	6,359	6,416
Net gains (losses) on available-for-sale debt securities	0	2	23	(1)
Other expenses	15,709	15,399	15,346	16,018
Income before income tax provision	10,897	8,840	8,965	8,985
Income tax provision	2,110	1,780	1,566	1,677
Net income	$8,787	$7,060	$7,399	$7,308
Net income attributable to common shares	$8,722	$6,999	$7,336	$7,256
Net income per share – basic	$0.55	$0.44	$0.47	$0.46
Net income per share – diluted	$0.55	$0.44	$0.47	$0.46

DOLLARS&SENSE | 15

WEALTH MANAGEMENT DATA

The following table presents summarized financial data for C&N Wealth Management.

TRUST ASSETS UNDER MANAGEMENT
(In Thousands)


$1,300,000
$1,040,000
$780,000
$520,000
$260,000
$0
2022
2021
2020
2019
2018

TRUST REVENUE
(In Thousands)


$7,500
$6,000
$4,500
$3,000
$1,500
$0
2022
2021
2020
2019
2018

WEALTH MANAGEMENT

(In Thousands)	2022	2021	2020	2019	2018
Trust Assets Under Management	$1,063,615	$1,232,919	$1,103,228	$1,007,113	$862,517
Trust Revenue	$6,994	$7,234	$6,321	$6,106	$5,838

INVESTMENTS

(In Thousands)	2022	2021	2020	2019	2018
Mutual Funds	$680,475	$797,336	$697,010	$611,539	$506,201
Stocks	207,227	250,765	223,543	207,847	172,695
Bonds	90,447	95,427	104,833	101,966	103,037
Savings and money market funds	69,352	75,140	63,069	71,936	68,129
Real Estate	9,294	6,012	6,797	6,349	5,517
Miscellaneous	6,736	8,145	7,873	7,346	6,798
Mortgages	84	94	103	130	140
Total	$1,063,615	$1,232,919	$1,103,228	$1,007,113	$862,517

ACCOUNTS

(In Thousands)	2022	2021	2020	2019	2018
Pension/profit sharing	$424,157	$498,714	$439,739	$402,062	$342,501
Investment management	345,753	391,777	344,688	307,068	256,430
Trusts	192,426	227,821	209,273	196,660	176,428
Custody	94,769	104,562	99,273	89,241	79,786
Guardianships	3,421	3,852	3,328	2,907	2,431
Estates	3,089	6,193	6,927	9,175	4,941
Total	$1,063,615	$1,232,919	$1,103,228	$1,007,113	$862,517

Some products are not FDIC insured or guaranteed, not a deposit or other obligation of the bank, not guaranteed by the bank and are subject to investment risk, including possible loss of the principal amount invested and are not insured by any other federal government agency.

AWARDS & RECOGNITION



Photo taken by Maria Ananea, Williamsport, PA | 2023 Calendar Contest Winner

RETIREMENTS

7 C&N team members were recognized for their combined 82 years of service. C&N is proud and appreciative of their dedication to the organization.

27 Years of Service
Karen Blackwell
Wellsboro

23 Years of Service
Shelley D'Haene
Wellsboro

16 Years of Service
Stacy Elliott
Muncy

6 Years of Service
Halle Niklaus
Williamsport

5 Years of Service
Dawn Hathaway
Remote

4 Years of Service
Barbara Yanchuk
Troy

<1 Year of Service
Cheryl Barshinger
Port Allegany

RAINMAKER REFERRALS

Team members who referred over $100,000 in closed business to C&N Wealth Management.

Karim Abouelenein	★
Muhammad Abubaker	★
Bryan Bailey	★★
Courtney Baker	★
Marissa Berthiaume	★
Toni Bolt	★
Crystal Bristol	★★
Sabrina Bubeck	★★
Lesley Clayton	★★
Earl Clevenstine	★★
Courtney Cole	★★
Ellen Conboy	★
Lauri Dale	★★★★★★
Rhonda Dawson	★
Diane Egly	★★
Emma Frey	★
Kim Gardner	★
Nichole Green	★
Billie Jo Haas	★
Heather Henrich	★
William Holmes	★
Bob Kile	★★★★★
Nick Kreighbaum	★
Elizabeth Loman	★★★
Rebekah Lund-Immel	★★★
Fawn Lynde	★
Thomas Maclin	★★
Ashley Merritt	★
Dan Miller	★
Hannah Molyneux	★
Christina Nolte	★
Joan Rohe	★
Lynne Ruffner	★
Sarah Russell	★★★
Ryan Satalin	★
Jenelle Selleck	★
Patrick Shandera	★
Dawn Shoemaker	★
Rose Siegel	★
Bruce Smithgall	★
Amy VanBlarcom-Lackey	★
Sharlene Wagner	★
Amy Ward	★★
Mike Wetzel	★
Kim Whiting	★
Barbara Yanchuk	★
Darcey Yearick	★
Cindy Zamroz	★

AWARDS & RECOGNITION | 17

MILLION DOLLAR CLUB

Lenders earned one star for each month where they closed $1,000,000 or more in loans.

Mortgage Lenders

Rachel Brill	★★★★★★★★
Andee Bryan	★★★★★★★★
Patrick Davis	★★★★★★★★★★
Linda Gordner	★★★★★★
Kathi Heimbach	★★★★★★
Thomas Maclin	★★★
Michelle Rae	★★★★★★★★
Amanda Seeley	★
Anna Shipman	★★
Stacey Sickler	★★
Tyler Sones	★★

Commercial Lenders

Greg Adamson	★★★★★
Robert Bradford	★
Bob Burns	★★★★
Earl Clevenstine	★★★
Courtney Cole	★★★★★
Brian Collins	★★★★
Edward Dixon	★★★★
Kevin Dougherty	★★★
Daniel Hines	★★★★★
Will Holmes	★
Thomas Howley	★★★★★★★
Peter Johnson	★
Robert Kile	★★★★
Michael Kilgour	★★★★★
Daniel Miller	★★★★
James Miller	★
Shane Moser	★★
Janet Nitka	★★★★★★★
Lindsay Pickering	★
Jay Power	★★★★★
Ryan Satalin	★★★★
Patrick Shandera	★
Kathleen Shepard	★★★★★
Stephen Sherman	★★★
Bruce Smithgall	★★★★★★★
Amy VanBlarcom-Lackey	★★
Cindy Zamroz	★★★

YEARS OF SERVICE MILESTONES

40 C&N team members were recognized for their combined 460 years of service. C&N is proud and appreciative of their dedication to the organization.

45 Years of Service
Virginia Reap

35 Years of Service
Justin Krellner

20 Years of Service
Gabrielle Conway
Melissa Dunn
Linda Gordner
Jodi Lovett
Charity Shaefer
Jessica Sweet

15 Years of Service
Toni Bolt
Mary D'Ottavio
Janice Graybill
Lauri Hall
Matthew Landis
Julie Lane
Caroline Wilczynski

10 Years of Service
Adam Heitzenrater
Benjamin Howe
Kristen Malesky
Adam Mertes
Michelle Rae
Cindy Raub

5 Years of Service
Tabitha Barshinger
Denise Brinckman
Crystal Bristol
Desiree Burke
Anthony Diasparra
Tania Gardner
Meghan Geiser
Nicole Green
Vanessa Johnson
Christina Marmara
Amy McMichael
David Moore

5 Years of Service
Corinna Murphy
Karen Pangrazzi
Michael Piller
AnnaMarie Shipman
Rosemarie Siegel
Jennifer Simonds
Ashley Woods

18 | Awards & Recognition


PA
Bankers

Teri L. Mitchell Scholarship Recipients

Each Spring, C&N awards four employees with the Teresa (Teri) L. Mitchell Scholarship. This is a legacy scholarship that keeps the spirit of Teri and her dedication to C&N alive by providing employees with paid attendance to the PA Bankers Association's Women in Banking Conference.

Pictured (from left):
Shelley D'Haene, Stacey Sickler, Tracy Watkins, Brad Scovill, with scholarship recipients; Linda Gordner, Danielle Kohler, Kristina Remley, Lindsay Pickering & Paige Weiss

Congratulations to our Audit, Compliance & Risk Team

Our Audit, Compliance & Risk team was selected as the winner for both the High Performing Team Award, selected by our Executive Leadership Team, and the peer nominated Best Team Partner Award.

Pictured (from left):
Back row: *Samantha Pecynski, Julie Lane, Sonya Route, John Reber, Alassa Nudd, Elijah Compton*
Front row: *Sara Heatley, Christina Moyer, Laeken Cook, Pete Boergermann*
Not Pictured: *Sharon Tapp & Kathy Yiggle*

Impactful Awards

Top Performer Award Winner (Manager Nominated)

Recipients of this award were recommended by their supervisors to recognize teammates who displayed excellence in hitting their goals and driving the mission of the bank.



Janet Nitka
SVP /Senior Commercial Lending Relationship Manager (center) presented by Kelley Cwiklinski (left) and Blair Rush (right).

Growth Award Winner (Manager Nominated)

This award recognized team members who showed tremendous improvement in achieving their goals, learning new skills & showing initiative to improve and learn from their team members.



Christina Riccio
Consumer Loan Servicing Specialist (center) presented by Gwen Plaskin (left) and Justin Martin (right).

Awards Recognition | 19 Impactful Awards Spirit of Service Award Winners (Peer Nominated) We all work with someone who makes coming to work a positive & happier experience. This award recognizes those who have a positive attitude and show care and support for their teammates and customers. Joy Klun Loan Support Specialist (center) presented by her team members. Gwen Plaskin AVP/Regional Treasury Management (right) presented by Aaron Waldon (left). Cody Bowen AVP/ Training and Development Manager (left) presented by Tracy Watkins (right). Riley Collins Programming & System Support Analyst (center) presented by Travis Marzo (left) and Janice Wilcox (right). Justin Martin Loan Servicing Manager (right) presented by Gwen Plaskin (left).

Community Commitment Photo taken by Deb Young, Mansfield, PA | 2023 Calendar Contest Winner At C&N, we believe financial wellness should be a holistic approach to managing finances that encompasses decision-making, effective money management, and achieving short-term and long-term financial goals. It is critical for individuals of all ages and life stages to have access to the tools and resources they need to make informed decisions along their journey to optimal financial health. Our C&N teammates play a vital role in helping their customers and communities achieve financial wellness. They are dedicated to providing comprehensive expertise, support and resources to help individuals reach their financial goals. In 2022, our teammates visited local high schools and elementary schools, giving 37 presentations & reaching over 1,200 kids and teens. Their efforts to educate and support their communities have shown remarkable results, with a substantial number of customers who are taking advantage of our online financial education resources, such as our interactive library, which had over 13,000 unique visitors. Additionally, over 100 students used the interactive financial game, spending a total of 157 hours playing and advancing their financial knowledge. Financial instability can have a strong emotional and practical toll on individuals and their families. Our goal is to help create a brighter future for our communities by providing the tools and resources needed to achieve financial wellness. Financial wellness is not just about individuals but also about the overall health and prosperity of communities. Based on this belief and the desire of our C&N teammates to do more, the “Giving Back, Giving Together” program was born. From June 2021 to May 2022, C&N’s teams partnered with 22 children’s services organizations and raised over $85,000 in monetary donations to ensure that local

Coaching Sessions: 737 Community Commitment | 21 Community Commitment Financial Wellness Community Members Educated Kids: 716 Teens: 657 Seniors: 80 Interactive Articles Financial Assessments: 94 108 Enrollments in 2022 156 Hours in Courses Financial Wellness Courses 81% Average Post-test score Unique Visitors: 13K

22 | Community Commitment kids have access to essentials such as proper food, clothing, and shelter. Our teammates recognize the importance of supporting these causes with more than just money. They have taken a multi-faceted approach to make a difference by volunteering alongside these organizations and collecting over 4,600 essential items to help these organizations fulfill their missions. Working together with these local services to provide food, clothing, and shelter to children is vital to ensuring that they have the basic necessities to live and grow. These services are crucial in breaking the cycle of poverty and helping children to reach their full potential. In June 2022, C&N’s teammates shifted their focus to supporting 34 local emergency services organizations, such as fire and rescue departments, which play a critical role in keeping communities safe and secure. These organizations provide critical support in times of need and help 96.8% of fire departments in PA & 90.2% in New York rely on volunteers to service their communities.* 3x Call volume has more than tripled in the last 34 years.* 2020 In 2020, the number of volunteer firefighters in the U.S. reached a low of 676,900.* $500,000 The average cost to purchase a fire truck is a half a million dollars, on average.* $20,000 The average cost to train & equip each firefighter.* Fire Department Statistics *Statistics according to US Fire Administration

Community Commitment | 23 to protect community members from harm. By supporting this cause, C&N is not only helping individuals and families in need but also strengthening the overall fabric of our communities. Since June, C&N’s teams have raised over $70,000, donated over 2,800 essential items, and volunteered over 200 hours to support the work of these organizations. C&N’s “Giving Back, Giving Together” program and financial wellness initiatives underscore our commitment to providing financial wellness for all. Our hope is to not only assist individuals and families in need but also to strengthen the overall well-being of our communities. We believe that by working together, we can create a brighter and more secure future for all and ensure that our communities remain vibrant and thriving places to live. C&N Statistics $70,544 Monetary Donations* 2,876 Item Donations* 211 Volunteer Hours* $616,163 Funds raised since 2015 350,000 175,000 525,000 700,000 *June 2022 - January 2023

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